Griffiths McBurney Corp.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

[Expressed in U.S. dollars]

Year ended December 31

	2015
	$
Capital stock *[note 5]*	
Balance, beginning and end of year	**2,875,000**
Retained earnings	
Balance, beginning of year	**6,623,639**
Net loss for the year	**(1,115,353)**
Balance, end of year	**5,508,286**
Total stockholder's equity	**8,383,286**

See accompanying notes which are an integral part of these financial statements